Exhibit 99.1

China Rapid Finance Enters into Agreements with YBT/SOS and Investors to Create

A More Diversified Business

Shanghai, May 6, 2020 /PRNewswire/ -- China Rapid Finance Limited (NYSE: XRF) (the “Company”) today announced the execution of a set of agreements (the “Agreements”) on May 5, 2020 with Yong Bao Two Ltd. (“YBT”), the parent company of SOS Information Technology Co., Ltd. (“SOS”) via a variable interest entity (“VIE”), the shareholders of YBT (“YBT Shareholders”), eight sophisticated investors introduced by YBT (the “Purchasers,” collectively with the YBT Shareholders as the “Investors”) and True North Financial, LLC (“True North”).

The Agreements will allow the Investors to acquire share amounts previously issued to True North as well as certain additional shares in exchange for the repayment of the Senior Secured Promissory Note issued by True North Financial. YBT shareholders will be contributing the YBT business into XRF. The purchasers will make certain cash investments. The per share purchase price for the transaction is $1.36 which reflects an approximate 25% premium to the 30-day average closing price at signing.

Under the terms of the Agreements, True North will transfer 37,985,293 Class A shares and the Company will issue 3,465,574 Class B ordinary shares to the Investors. To compensate for the price difference between the True North financing ($1.93) and the current market price (30-day average closing price before signing), true-up shares of about 8,066,241 Class A and 9,806,331 Class B ordinary shares shall be issued to the Investors. All of the Class B Shares previously issued to True North will be canceled. Upon closing, the Company will have 131,039,056  total shares outstanding. The Agreements are subject to a number of closing conditions and there is no assurance that such conditions will be met or satisfied.

Upon the closing, YBT will become a wholly owned subsidiary of the Company. YBT, through its consolidated subsidiaries, is a significant player in the emergency rescue business providing emergency healthcare services, emergency roadside assistance, emergency living assistance, and other rescue services in China.

Dr. Zane Wang will be leaving as Chairman, CEO and as a member of the Company’s board of directors. He will be focusing on the winding down of the P2P business in China and the “Wealth Sharing” program.  The Company will end the previous cooperation agreement with Hongkong Outjoy Education Technology Co., Ltd. (“OET”) and cancel the unrealized warrants issued thereunder.

Exhibit 99.1

Mr. Yandai Wang, CEO of SOS (no relation to Zane Wang) will be appointed as the Executive Chairman and CEO of the Company. Mr. Wang has over 20 years of industrial experience in emergency rescue, telecom and call center services. He has been a visionary leader in the emergency rescue industry in China which has experienced explosive growth in the past decade.

Mr. Douglas Brown, an independent director of the Company, founder of Dlb Capital and former Vice Chairman-Investment Banking at Morgan Stanley, will be appointed as the Non-Executive Chairman of the Board of XRF.

The XRF Board has also appointed two new independent directors nominated by YBT, Mr. Jonathan Zhang who serves as the Chairman of 5C Group International Asset Management and Mr. Wenbin Wu who serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Both new directors will join the Company’s Audit and Compensation Committees.

Upon closing, XRF’s fin-tech business will drive cross-sell opportunities and leverage funding sources from SOS’ portfolio. The Company expects significant growth potential with the combination of SOS’ emergency rescue services and XRF’s fin-tech services’ member base, which represents over 55 million members combined.

Mr. Douglas Brown commented: “We couldn’t be more excited about these developments. Since the change in regulations regarding the P2P industry we have been solely focused on conserving cash and making collections on behalf of our platform funders. As a result of these transactions we can now focus on growth. We believe that the addition of the SOS business will give the Company unparalleled opportunities in two areas: it gives us the resources to take advantage of valuable financial services licenses we have, as well as pursue the evolving capital markets opportunities within the portfolio on behalf of our platform investors. In addition, it gives us an entry into the fast-expanding emergency rescue business in China. The SOS customer base expanded 100% in last 6 months of 2019. Cross selling to the 55 million combined customers can create something exciting that will benefit our existing shareholders while giving XRF valuable resources to help transform the fin-tech side of our business. I am also excited to work with the two new independent directors who will bring extensive industry and management experience.”

SOS’ CEO Mr. Yandai Wang commented, “We are excited about the new opportunity and glad to be a part of XRF. Based on our vast resources in the emergency rescue and related industries, we believe this will provide us with meaningful business synergy and create value for XRF’s shareholders. We are also looking forward to joining XRF and will remain committed to maintaining the highest standards of transparency and compliance.”

Additional information about these Agreements and the Company’s post-closing business will be made available in a subsequent 6-K filing.

Exhibit 99.1

About China Rapid Finance

China Rapid Finance (NYSE: XRF) is a leading fin-tech company that offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 18 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and portfolio management. For more information, please visit http://ir.crfchina.com.

About Yong Bao Two Ltd and SOS Information Technology Co., Ltd.

Yong Bao Two Ltd. (“YBT”), a British Virgin Islands company, is the holding company of SOS Information Technology Co., Ltd. (“SOS”). YBT, through its subsidiaries including SOS, provides wide range of emergency rescue services to its corporate and individual members in China. SOS provides various types of membership cards to individual members in large corporations as part of employee benefits. Its products include SOS Medical Rescue Card, SOS Auto Rescue Card, SOS Financial Rescue Card, and SOS Life Rescue Card. It utilizes cloud and other cutting-edge technologies to provide emergency rescue services in a new fashion, including its app based mobile platform, cloud call centers and large data centers. It has contractual service agreements with major banks, insurance companies, internet companies, and telecom providers in China.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,”  and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and XRF’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the delay or termination of the transaction contemplated by the Agreements; the outcome of any legal proceedings that have been, or will be, instituted against XRF or other parties to the Agreements following announcement of the Agreements and transactions contemplated therein; the

Exhibit 99.1

ability of XRF to meet the NYSE listing standards following the transaction and in connection with the consummation thereof; the inability to complete the transactions contemplated by the Agreements due to the failure to perform any other closing conditions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement of the Agreements and consummation of the transaction described therein; costs related to the proposed acquisition; changes in applicable laws or regulations; the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition; the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and retain its key employees; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by XRF.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. XRF’s SEC filings are available publicly on the SEC’s website at www.sec.gov. XRF disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XRF, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:

[Investor Relations] (203)423-2108